September 14, 2006

Mail Stop 4561

Kirby D. Cochran
Chairman and Chief Executive Officer
Castle Arch Real Estate Investment Company, LLC
9595 Wilshire, Penthouse 1000
Beverly Hills, CA 90212

> **Re:** **Castle Arch Real Estate Investment Company, LLC**
> **Amendment No. 6 to Registration Statement on Form 10-SB**
> **Filed August 18, 2006**
> **Amended Forms 10-QSB for Fiscal Quarters Ended June 30, 2005**
> **and September 30, 2005**
> **File No. 0-51230**

Dear Mr. Cochran:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors

1.   We note the added disclosure on page 14 relating to a $5,380,293 promissory note you entered into with ANB financial. Please revise the first two risk factors beginning on page 3 to discuss the terms and additional risks involved with that promissory note.

2.   We note disclosure added on page 25 in response to prior comment 6 relating to partnerships between Mr. Ballio and your president, Robert Geringer. We note

further Mr. Ballio's obligation to pay the company $10 million for reassignment rights he acquired from the company in June 2005 and that Mr. Ballio is in default on that obligation as of December 2005. Consider risk factor disclosure highlighting the relationship between Mr. Ballio and Mr. Geringer and how that relationship poses risks due to the conflicts of interest Mr. Geringer may face in pursuing his personal investments/partnerships with Mr. Ballio and the interest of the company in recovering the consideration owed by Mr. Ballio. We note that the company has not commenced any action against Mr. Ballio for breach of contract to date.

Item 1. Business

3.   We note your statement on page 10 that you have "receivables due from twelve of these parcels." Please explain the nature of these receivables.

4.   We note your statement on page 11 that you expect your first revenues to be realized in the first half of 2006 pursuant to the Coalinga Reassignment and Assumption of the Purchase and Sale Agreement. Please reconcile this statement with your disclosure on page 16 that "to date, Mr. Baillio has failed to pay us and is in default of the Reassignment."

Financial Condition, page 13

5.   Please revise to update information to reflect your current financial condition as of the most recent quarterly period. In this regard, we note that you had cash and cash equivalents of $251,713 at the period ended June 30, 2006. We note further your statement on page 14 of your Form 10-QSB for that period that you expect that proceeds from the sale of securities will be sufficient for the company to survive as a going concern for the next 12 months and that management is expecting an increase in cash flows through anticipated revenue increases. Please disclose the basis for the anticipated increases in revenues in light of your disclosure that in most cases the time from purchase to revenue generation from the resale of property will exceed one year and sometimes two years.

Executive Compensation, page 23

6.   Please revise the table to clarify whether the amounts disclosed in the salary column include the amounts disclosed in footnote 5. To the extent that reimbursements exceed actual expenses, please revise to quantify those amounts and include them in the "other compensation" column rather than the salary column.

Unaudited Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

M. Options and Deposits on Land and Entitlement Costs

7.   Expand your disclosure to provide a description of the acquisition activity for the six months ended June 30, 2006. We note that your assets held for investment increased significantly during this time yet your footnote does not specifically describe the assets acquired during this period and the form of consideration given for these parcels of land.

Note 2 – Consolidation of a Variable Interest Entity

8.   Provide clarifying language on the structure of the CAK transaction. If true, explain that in exchange for 100% of the interests held by your members and management team in CAK you transferred the land in the Kingman area. Clarify why this transaction was done at historical cost and your basis in GAAP for your accounting treatment. In addition, clarify how the members of your management team "effectively" control CAK given they no longer have an ownership interest.

9.   Please clarify how your 50% remaining interest in CAK will be accounted for upon closing of the offering and why.

Form 10-QSB for the period ended June 30, 2005, Amended 4/12/06

10.   We note your response to previous comment 14, however, it does not appear that subsequent amendments to your 10-QSBs for the periods ended 6/30/05 and 9/30/05 were filed as represented in your response. Please advise.

11.   We refer to your response to previous comment 12 as it relates to whether investors receiving compensation to refer other investors should register as broker dealers. Please provide further information regarding the referral fee payment structure. For example, tell us whether the referral fees are paid to individuals on a re-occurring basis and discuss the factors, if any, in determining the amounts paid.

Form 10-QSB for the period ended June 30, 2006

General

12.   We note disclosure in footnote 1.A. to your financials indicating that the company "oversubscribed" issuances of a Series D private placement. Please tell us what it means to "oversubscribe" the issuance of those units.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions regarding the accounting comments to Kelly McCusker at (202) 551-3433, or Cicely LaMonte, Accounting Branch Chief, at (202) 551-3413. Direct any other questions to Charito A. Mittelman at (202) 551-3402, or me at (202) 551-3495.

Sincerely,

Elaine Wolff
Branch Chief

cc: David Hunt, Esq. *(via facsimile)*
           The Hunt Law Corporation